                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                                 OPTICNET, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      OPTO ACQUISITION SUB, INC. (OFFEROR)
                   BEI TECHNOLOGIES, INC. (PARENT OF OFFEROR)
                            (NAMES OF FILING PERSONS)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   683868 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ROBERT R. CORR
                         VICE PRESIDENT AND CONTROLLER
                             BEI TECHNOLOGIES, INC.
                          ONE POST STREET, SUITE 2500
                        SAN FRANCISCO, CALIFORNIA 94104
                              TEL: (415) 956-4477
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                 WITH COPIES TO:


                          CHRISTOPHER A. WESTOVER, ESQ.
                            VIRGINIA C. EDWARDS, ESQ.
                              JASON S. THRONE, ESQ.
                               COOLEY GODWARD LLP
                          ONE MARITIME PLAZA, FLOOR 20
                             SAN FRANCISCO, CA 94111
                               TEL: (415) 693-2000
                               FAX: (415) 951-3699


                            CALCULATION OF FILING FEE

  TRANSACTION VALUATION(1)       AMOUNT OF FILING FEE(2)
----------------------------     -----------------------
        $   242,180                     $  19.59


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.04 (i.e. the tender offer price) and (ii) 6,054,491, the estimated number of shares of OpticNet common stock to be acquired in this tender offer and the merger.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals 0.00809% of the transaction valuation.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.



Amount Previously Paid: $19.59          Filing Party: Opto Acquisition Sub, Inc.
Form or Registration No.: SC TO-T       Date Filed: August 18, 2003


[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:


[X]       third-party tender offer subject to Rule 14d-1.
[ ]       issuer tender offer subject to Rule 13e-4.
[X]       going-private transaction subject to Rule 13e-3.
[ ]       amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 2 (this "Amendment"), filed in response to comments raised by the staff of the Securities and Exchange Commission's Division of Corporation Finance, amends and supplements the Tender Offer Statement and
Schedule 13e-3 Transaction Statement filed under cover of Schedule TO on August 18, 2003, as amended by Amendment No. 1 filed on September 12, 2003 (as amended, the "Schedule TO"), by Opto Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of BEI Technologies, Inc., a Delaware corporation ("BEI"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.0001 per share, of OpticNet, Inc., a Delaware corporation, at a purchase price of $0.04 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2003, and in the Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), each as amended. Copies of the amended Offer to Purchase and amended Letter of Transmittal are filed with this Amendment as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, is hereby incorporated by reference in response to all items of the Schedule TO, including, without limitation, all of the information required by Schedule 13e-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.




ITEMS 1-9, ITEM 11 AND ITEM 13.



      The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are hereby incorporated by reference in answer to Items 1-9, 11 and 13 of this Schedule TO.


ITEM 10.  FINANCIAL STATEMENTS

      Not Applicable.

ITEM 12.  EXHIBITS


 (a)(1)       Offer to Purchase, dated August 18, 2003.                      (i)
 (a)(1)(i)    Offer to Purchase, dated October 10, 2003.
 (a)(2)       Form of Letter of Transmittal.                                 (i)
 (a)(3)       Form of Notice of Guaranteed Delivery.                         (i)
 (a)(4)       Form of Letter to Clients for use by Brokers, Dealers,         (i)
              Banks, Trust Companies and Other Nominees.
 (a)(5)       Guidelines for Certification of Taxpayer Identification        (i)
              Number on Substitute Form W-9.                                 (i)
 (a)(6)       Joint Press Release issued by BEI Technologies, Inc. and
              OpticNet, Inc. on July 1, 2003.                                (ii)
 (a)(7)       Text of Press Release issued by BEI Technologies, Inc. on
              September 12, 2003.                                            (i)
 (a)(8)       Press Release issued by BEI Technologies, Inc. on April 23,
              2003.                                                          (iii)
 (a)(9)       Disclosure concerning the intent to acquire OpticNet common stock contained in Note 5 to BEI's financial statements for
              the period ended March 29, 2003.                               (iv)
(a)(10)       Item 4 (The Solicitation or Recommendation) of OpticNet's
              Amendment No. 1 to Schedule 14D-9.                             (v)
(a)(11)       Text of Press Release issued by BEI Technologies, Inc. on
              October 10, 2003.
   (b)        Not applicable.
 (c)(1)       Opinion of American Appraisal Associates dated July 1, 2003.
 (c)(2)       OpticNet, Inc. Internal Technology Fair Market Valuation by
              American Appraisal Associates as of November 15, 2002.
 (d)(1)       Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI Technologies, Inc., Opto Acquisition Sub, Inc.
              and OpticNet, Inc.                                             (i)
 (f)(1)       Appraisal Rights and Dissenters' Rights.
   (g)        Not applicable.
   (h)        Not applicable.




(i)   Previously filed.



(ii)  Incorporated by reference to Schedule TO-C filed by BEI on July 1, 2003.



(iii) Incorporated by reference to the Current Report on Form 8-K filed by BEI on April 23, 2003.



(iv) Incorporated by reference to the Quarterly Report on Form 10-Q filed by BEI on May 1, 2003.



(v) Incorporated by reference to the above-reference Item 4 in Amendment No. 1 to Schedule 14D-9 filed by OpticNet, Inc. on October 10, 2003.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    OPTO ACQUISITION SUB, INC.


                                    By:   /s/ ROBERT R. CORR
                                          -----------------------------------
                                    Name: Robert R. Corr
                                    Title:Treasurer and Secretary


                                    BEI TECHNOLOGIES, INC.


                                    By:   /s/ ROBERT R. CORR
                                          -----------------------------------
                                    Name: Robert R. Corr



                                    Title:Treasurer, Controller and Secretary
                                    Dated:October 10, 2003

                                INDEX TO EXHIBITS

 EXHIBIT NO.                                DOCUMENT
 -----------                                --------
   (a)(1)      Offer to Purchase, dated August 18, 2003.                    (i)
   (a)(1)(i)   Offer to Purchase, dated October 10, 2003.
   (a)(2)      Form of Letter of Transmittal.                               (i)
   (a)(3)      Form of Notice of Guaranteed Delivery.                       (i)
   (a)(4)      Form of Letter to Clients for use by Brokers, Dealers,
               Banks, Trust Companies and Other Nominees.                   (i)
   (a)(5)      Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.                               (i)
   (a)(6)      Joint Press Release issued by BEI Technologies, Inc. and
               OpticNet, Inc. on July 1, 2003.                              (ii)
   (a)(7)      Text of Press Release issued by BEI Technologies, Inc. on
               September 12, 2003.                                          (i)
   (a)(8)      Press Release issued by BEI Technologies, Inc. on April
               23, 2003.                                                    (iii)
   (a)(9)      Disclosure concerning the intent to acquire OpticNet
               common stock contained in Note 5 to BEI's financial
               statements for the period ended March 29, 2003.              (iv)
  (a)(10)      Item 4 (The Solicitation or Recommendation) of OpticNet's
               Amendment No. 1 to Schedule 14D-9.                           (v)
  (a)(11)      Text of Press Release issued by BEI Technologies, Inc. on
               October 10, 2003.
     (b)       Not applicable.
   (c)(1)      Opinion of American Appraisal Associates dated July 1,
               2003.
   (c)(2)      OpticNet, Inc. Internal Technology Fair Market Valuation
               by American Appraisal Associates as of November 15, 2002.
   (d)(1)      Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI Technologies, Inc., Opto Acquisition Sub,
               Inc. and OpticNet, Inc.                                      (i)
   (f)(1)      Appraisal Rights and Dissenters' Rights.
     (g)       Not applicable.
     (h)       Not applicable.




(i)   Previously filed.
(ii)  Incorporated by reference to Schedule TO-C filed by BEI on July 1, 2003.
(iii) Incorporated by reference to the Current Report on Form 8-K filed by BEI on April 23, 2003.
(iv) Incorporated by reference to the Quarterly Report on Form 10-Q filed by BEI on May 1, 2003.
(v) Incorporated by reference to the above-reference Item 4 in Amendment No. 1 to Schedule 14D-9 filed by OpticNet, Inc. on October 10, 2003.